UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934


TPG RE Finance Trust, Inc.
(Name of Issuer)
Common Stock, $0.001 par value per share
(Title of Class of Securities)
87266M107
(CUSIP Number)
December 31, 2018
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

	[X]  Rule 13d-1(b)

	[ ]  Rule 13d-1(c)

	[ ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person?s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be ?filed? for the purpose of Section 18 of the Securities Exchange Act of 1934 (?Act?) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



SCHEDULE 13G
CUSIP
No.
87266M107

1
Names of Reporting Persons: State Treasurer of the State of Michigan, Custodian of Michigan Public School
Employees Retirement System, State Employees Retirement
System, Michigan State Police Retirement System, and
Michigan Judges Retirement System


2
Check the appropriate box if a member of a Group (see instructions)

(a)  [ ]
(b)  []
3
Sec Use Only


4
Citizenship or Place of Organization

Michigan
Number of
Shares
Beneficially
Owned by Each
Reporting
Person With:

5
  Sole Voting Power


  4,824,242

6
  Shared Voting Power


  0

7
  Sole Dispositive Power


  4,824,242

8
  Shared Dispositive Power


  0
9
Aggregate Amount Beneficially Owned by Each Reporting
Person

4,824,242
10
Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)

[ ]
11
Percent of class represented by amount in row (9)

7.30%*
12
Type of Reporting Person (See Instructions)

EP



Item 1.
(a)	Name of Issuer: TPG RE Finance Trust, Inc.
(b)	Address of Issuer?s Principal Executive Offices: 888 7th
Avenue, 35th Floor, New York, NY 10106
Item 2.
(a)	Name of Person Filing: State Treasurer of the State of
Michigan, Custodian of Michigan Public School Employees?
Retirement System, State Employees? Retirement System,
Michigan State Police Retirement System, and Michigan
Judges Retirement System
(b)	Address of Principal Business Office or, if None,
Residence:  2501 Coolidge Road Suite 400 East Lansing, MI
48823
(c)	Citizenship:	Michigan, United States
(d)	Title and Class of Securities: Common Stock
(e)	CUSIP No.:	87266M107
Item 3. 	If this statement is filed pursuant to ?? 240.13d-1(b)
or 240.13d-2(b) or (c), check whether the person filing
is a:
(a)	[_]	Broker or dealer registered under Section 15 of
the Act;
(b)	[_]	Bank as defined in Section 3(a)(6) of the Act;
(c)	[_]	Insurance company as defined in Section 3(a)(19)
of the Act;
(d)	[_]	Investment company registered under Section 8 of
the Investment Company Act of 1940;
(e)	[_]	An investment adviser in accordance with Rule
13d-1(b)(1)(ii)(E);
(f)	[x_]	An employee benefit plan or endowment fund in
accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	[_]	A parent holding company or control person in
accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	[_]	A savings associations as defined in Section 3(b)
of the Federal Deposit Insurance Act (12 U.S.C.
1813);
(i)	[_]	A church plan that is excluded from the
definition of an investment company under section
3(c)(14) of the Investment Company Act of 1940;
(j)	[_]	A non-U.S. institution in accordance with Rule
240.13d-1(b)(1)(ii)(J);
(k)	[_]	Group, in accordance with Rule 240.13d-
1(b)(1)(ii)(K). If filing as a non-U.S.
institution in accordance with Rule 240.13d-
1(b)(1)(ii)(J), please specify the type of
institution: ____
Item 4.	Ownership
(a)	Amount Beneficially Owned:  	 4,824,242
 (b)	Percent of Class:  7.30%
 (c)	Number of shares as to which such person has:
	(i)	Sole power to vote or to direct the vote: 4,824,242
	(ii)	Shared power to vote or to direct the vote: 0
(iii)	Sole power to dispose or to direct the disposition
of: 4,824,242
(iv)	Shared power to dispose or to direct the disposition
of: 0
Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as
of the date hereof the reporting person has ceased to be
the beneficial owner of more than five percent of the class
of securities, check the following [ ].
Item 6.	Ownership of more than Five Percent on Behalf of Another
Person. Not applicable.
Item 7.	Identification and classification of the subsidiary which
acquired the security being reported on by the parent holding company or control person. The security was acquired by the State Treasurer of the State of Michigan, custodian of the Michigan Public School Employees
Retirement System; State Employees Retirement System;
Michigan State Police Retirement System; and Michigan
Judges Retirement System, collectively the State of
Michigan Retirement System or the SMRS. See Michigan Public
School Employees Retirement Systems (1980 PA 300,
MCL 38.1301 et seq), State Employees Retirement System
(1983 PA 240, MCL 38.1 et seq), Michigan State Police
Retirement System (1986 PA 182, MCL 38.1601 et seq), and
Michigan Judges Retirement System (1992 PA 234,
MCL 38.2101 et seq),  MCL  38.1132c(1)(a).
Each of the individual retirement systems are tax qualified as a pension trust under Sections 401(a) and 501(a) of the Internal Revenue Code.
The State of Michigan, Department of Treasury,
Bureau of Investments is delegated as the investment fiduciary of the SMRS. See Executive Organization Act of 1965, 1965 PA
380, MCL 16.191, and MCL 38.1176.
Investments are made in accordance with the parameters and limitations set forth in the Public Employee Retirement System Investment Act, 1965 PA 314, MCL 38.1132 et seq; MCL 16.191 and also in accordance with the Investment Policy Statement for the State of Michigan Retirement System, last revised
November 27, 2018.

Item 8.	Identification and classification of members of the
group. Not applicable.
Item 9.	Notice of Dissolution of Group. Not applicable.
Item 10.	Certifications.


SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 7, 2019

State Treasurer of the State of Michigan, Custodian of Michigan Public School Employees? Retirement System, State Employees? Retirement System, Michigan State Police Retirement System, and Michigan Judges Retirement System
/s/ Karl Borgquist
Name: Karl Borgquist
Title: Chief Compliance Officer & General Counsel
The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.
If the statement is signed on behalf of a person by his
authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).
*The percentage used herein and the rest of this Schedule 13G is calculated based upon 66,043,964 shares of Common Stock outstanding as of November 2, 2018, as reported in the Issuer?s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 5, 2018.